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18006562

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AUG 28 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 AND ENDING 06/30/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Financial Associates NV, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8409 N. Military Trail #119
(No. and Street)

Palm Beach Garden | FL | 33410
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

954-732-4495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Star CPA
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue | Daytona Beach Shores | FL | 32118
(Address) (City) (State) (Zip Code)

CHECK ONE:

- xxxx ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Financial Associates, as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KELLY JO BEACH
Notary Public - State of Florida
Commission # GG 006053
My Comm. Expires Jun 27, 2020
Bonded through National Notary Assn.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC FINANCIAL ASSOCIATES, NV

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED JUNE 30, 2018

PACIFIC FINANCIAL ASSOCIATES, NV

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED JUNE 30, 2018

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of PACIFIC FINANCIAL ASSOCIATES, NV

Opinion on the Financial Statements

We have audited the financial statements of PACIFIC FINANCIAL ASSOCIATES, NV("Company") which comprise the statement of financial condition as of June 30, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated in all material respects, in relation to the financial statements as a whole.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

We have served as Pacific Financial Associates, NV's auditor since 2018.
August 20, 2018

Pacific Financial Associates, NV.
Statement of Financial Condition
June 30, 2017

Assets

Cash and cash equivalents	$	50,665
Commissions receivable		2,804
Prepaid expenses		227
Total assets	$	53,696

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	6,293
Due to stockholder		1,963
		8,256
Total liabilities		8,256
Stockholder's equity		
Common stock ($0 par value, 100,000 shares authorized, 46,821 shares issued and outstanding)		-
Paid-in capital		2,000
Retained earnings		43,440
Total stockholder's equity		45,440
Total liabilities and stockholder's equity	$	53,696

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV.
Statement of Income (Loss)
For the Fiscal Year Ended June 30, 2018

Revenues	
Commissions income	$ 36,617
Total revenues	36,617
Expenses	
Commissions expense	10,107
Insurance	9,007
Professional services	6,565
Regulatory fees	2,035
Salaries & Related payroll taxes	6,542
All other expenses	422
Total expenses	34,678
Net income (loss) before income tax provisions	1,939
Income tax provision	-
Net income (loss)	$ 1,939

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Statement of Changes in Stockholder's Equity
For the Fiscal Year Ended June 30, 2017

	Common Stock Shares	Common Stock	Paid -in Capital	Retained Earnings	Total
Balance, June 30, 2017	46,821		$ 2,000	$ 41,501	$ 43,501
Net Income (Loss)				1,939	1,939
Balance, June 30, 2018	46,821	$ -	$ 2,000	$ 43,440	$ 45,440

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV.
Statement of Cash Flows
For the Fiscal Year Ended June 30, 2017

Cash flows from operating activities:		
Net income (loss)		$ 1,939
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Clearing broker deposit		
Commissions receivable		(528)
Prepaid expenses		(32)
(Decrease) increase in:		
Accounts payable and accrued expenses		(1,136)
Commissions payable		(256)
Net cash provided by operating activities		(13)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net increase in cash and cash equivalents		(13)
Cash and cash equivalents at beginning of year		50,678
Cash and cash equivalents at end of year		$ 50,665
Supplemental disclosure of cash flow information:		
Cash paid of interest	$ -	
Taxes paid	$ -	

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Notes to Financial Statements
June 30, 2018

Note 1 – Organization and Nature of Business

Pacific Financial Associates, NV (the "Company") was organized in the State of Nevada on December 8th, 2000. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency (FINRA) and the Securities Investment Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (1), the Company will not hold customer funds or safe keep customer securities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and include commissions from sale of mutual funds, variable annuities and insurance products.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. However no such expenses or benefits were recorded as of June 30, 2018 because it is not material.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 2 – Significant Accounting Policies (continued)

Statement of Cash Flows - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes approximate the carrying values of such amounts.

Note 4 – Related Parties

The company pays a small salary and commissions to its sole stockholder. During the year salaries paid to the stockholder were $6,542 including related payroll taxes. In addition the stockholder was paid $10,107 in commissions. At year end, commission payable to stockholder was $1,963 and expense reimbursement due to stockholder $3,000.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule SEC Rule 15c3-1(a) (2) (vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company had net capital of $42,409 which was $37,409 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.24 to 1.

Note 6 - Income Taxes

At June 30, 2018 there was no Federal or State income taxes due. There is no state income tax in Nevada where incorporated and Florida corporate taxes are based on Federal taxes with a $50,000 exemption.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from July 1, 2015 to the present, generally for three years after they are filed.

Note 7- Exemption from SEC Rule 15c3-3

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k)(1), the Company's business that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.

Note 8 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending June 30, 2018 because the Company's SIPC Net Operating Revenues are under $500,000 and also because it is exempt from SIPC membership.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its fiscal year end June 30, 2018 through August 20, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Pacific Financial Associates, NV.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2018

Computation of net capital			$	45,440
Total stockholder's equity				
Less: Non Allowable assets				
CRD deposits				-
Commissions receivable				(2,804)
Prepaid Expenses				(227)
Total Adjustments				(3,031)
Net Capital			$	42,409
Computation of net capital requirements				
Minimum net capital requirements				
6-2/3% of net aggregate indebtness	$	420		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				5,000
Excess net capital				37,409
Aggregate indebteness to net capital		0.15 :	1	
Computation of aggregate indebtedness:				
Total Liabilities	$	6,293		

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$	42,409
Audit adjustments:		
CRD deposits		0
Rounding		-
Net capital per Audit	$	42,409

The accompanying notes are an integral part of these financial statements

PACIFIC FINANCIAL ASSOCIATES, NV
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2018

A computation of reserve requirements is not applicable to Pacific Financial Associates, NV as the Company qualifies for exemption under Rule 15c3-3(k)(1).

PACIFIC FINANCIAL ASSOCIATES, NV
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of June 30, 2018

Information relating to possession or control requirements is not applicable to Pacific Financial Associates, NV as the Company qualifies for exemption under Rule 15c3-3(k)(1).

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Pacific Financial Associates, NV

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) Pacific Financial Associates, NV (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the securities Exchange Act of 1934.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

August 20, 2018

Pacific Financial Associates NV, Inc.

August 14, 2018

To whom it may concern,

1. The broker operated under SEA 15C3-3 (K)(1). The broker does not hold customer funds or safe-keep customer securities.
2. The broker has met the identified exemption provision throughout the most recent fiscal year without exception.
3. The broker rarely receive customer funds but if we do, they are sent out to the mutual fund or insurance company.

Sincerely,

Alex Feldman
President and Chief Compliance Officer